DC

No Act
P.E. 12-27-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 28, 2003

Act 1934
Section
Rule 14A-8
Public Availability 2/28/2003

Jon D. Walton
Senior Vice President,
Chief Legal and Administrative Officer
Allegheny Technologies Incorporated
1000 Six PPG Place
Pittsburgh, PA 15222-5479

Re: Allegheny Technologies Incorporated
Incoming letter dated December 27, 2002

Dear Mr. Walton:

This is in response to your letters dated December 27, 2002 and February 20, 2003 concerning the shareholder proposal to ATI by Anthony Slomkoski, III. We also received a letter from the proponent dated February 21, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Anthony Slomkoski, III
P.O. Box 119
Natrona Hts., PA 15065

Allegheny Technologies
Specialty Materials That Make Our World

1000 Six PPG Place, Pittsburgh, PA 15222-5479
phone: 412.394.2836 fax: 412.394.2837
email: jwalton@alleghenytechnologies.com

Jon D. Walton
Senior Vice President
Chief Legal and Administrative Officer

December 27, 2002

VIA AIRBORNE EXPRESS

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Technologies Incorporated
Stockholder Proposal by Anthony Slomkoski, III

Ladies and Gentlemen:

Allegheny Technologies Incorporated ("ATI") has received the stockholder proposal attached hereto as Exhibit A (the "Proposal") from Mr. Anthony Slomkoski, III (the "Proponent") for inclusion in ATI's proxy materials for its 2003 annual meeting of stockholders. ATI intends to omit the proposal from its proxy materials pursuant to the following rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Rule 14a-8(i)(7) (management function), Rule 14a-8(i)(4) (personal claim or grievance) and Rule 14a-8(i)(1) (not a proper subject for stockholder action).

The purpose of this letter is to set forth the reasons why we believe that ATI properly may omit the Proposal. We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Division") of the U.S. Securities and Exchange Commission (the "Commission") that no enforcement will be recommended if ATI omits the Proposal from its 2003 proxy materials for the reasons set forth herein. In addition, please accept this letter as my legal opinion as to all matters of law expressed herein.

Enclosed on behalf of ATI, pursuant to Rule 14a-8(j) under the Exchange Act are five (5) additional copies of this letter, with exhibits, and six (6) copies of the Proposal. In accordance with Rule 14a-8(j), we are advising the Proponent of ATI's intention to omit the Proposal from its proxy statement by a separate letter sent concurrently and providing him with a copy of this submission.

For the Division's information, ATI's annual meeting is scheduled for May 8, 2003, and ATI intends to file, print and mail its definitive proxy statement on or about March 8, 2003. We would appreciate a response from the Division in time for ATI to meet this schedule.

I. The Proposal

The Proposal states: "Arbitrate the Profit $haring dispute between ATI and the United Steelworkers of America." The Proponent gave no supporting statement.

II. Background of Profit Sharing Dispute with the United Steelworkers of America

Allegheny Ludlum Corporation, a subsidiary of ATI, and the United Steelworkers of America (the "USWA") are parties to various collective bargaining agreements pursuant to which a "Profit Sharing Plan" (the "Plan") was established. The USWA has disputed ATI's calculations of the proper amounts of profit sharing pools under the Plan for certain periods. On November 20, 2001, the USWA filed a Complaint in the United States District Court for the Western District of Pennsylvania to compel arbitration of the dispute. The resulting case is captioned United Steelworkers of America, AFL-CIO CLC v. Allegheny Ludlum Corporation, Civil Action No. 01-2196. ATI is contesting the arbitrability of the dispute.

III. The Proposal May Be Omitted under Rule 14a-8(i)(7) Because It Pertains to the Ordinary Operations of ATI

ATI may exclude the Proposal pursuant to Rule 14a-8(i)(7) under the Exchange Act because it relates to dispute resolution strategy involving union relations, which is an ordinary course of business matter. If implemented, the Proposal would interfere significantly with ATI's current dispute resolution strategy and could result in ATI possibly foregoing certain available legal and appellate remedies. Further, the Proposal amounts to an impermissible intrusion on the Board of Directors' oversight of the management of ordinary business operations.

The Division repeatedly has held that a company's decisions as to how to conduct its legal affairs and prepare its dispute resolution or litigation strategies are ordinary course matters and that stockholder proposals relating to the conduct of ongoing litigation are excludable under Rule 14a-8(i)(7). Such strategies have been deemed by the Division to be properly within the exclusive prerogative of management. See Microsoft Corporation (September 15, 2000) (proposal requiring the company to file a class action suit excludable because it relates to the conduct of ordinary business operations (i.e., litigation strategy)); Exxon Mobil Corporation (March 21, 2000) (proposal requesting that the board of directors establish a committee to oversee the immediate payment of settlements and to cease all legal actions excludable because it relates to the conduct of ordinary business operations (i.e., litigation strategy and related decisions)); Crown Central Petroleum Corporation (March 10, 1998) (proposal requesting that the board of directors form a committee of independent directors to supervise currently pending litigation excludable because it relates to the conduct of ordinary business operations (i.e., litigation strategy)); Phillip Morris Companies, Inc. (February 4, 1997) (proposal requiring the company to voluntarily implement regulations was excludable because the proposal primarily affected the litigation strategy of the company in its then-pending challenge to the legality of the regulations); Exxon Corporation (December 20, 1995) (proposal that registrant forego any appellate or other rights that it might have in connection with certain litigation was excludable because litigation strategy relates to the conduct of ordinary business operations); Baxter International Incorporated (February 20, 1992) (proposal excluded where the Division "particularly noted that the Company is presently involved in litigation relating to the subject matter of the proposal . . . ."); Polifly Financial Corporation (October 13, 1992) (proposal directing the company to pursue a legal claim may be excluded because it deals with the company's conduct of its ordinary business operations); Benihana National Corporation (September 13, 1991) (proposal relating to the conduct of litigation and decisions made concerning legal defenses are matters that involve the conduct of ordinary business); CBS Inc. (January 21, 1983) (proposal seeking settlement of an action brought against the company excluded because "the conduct of litigation instituted against the company" is ordinary business).

ATI's management has an obligation to determine how best to defend ATI in pending litigation and to implement its dispute resolution strategies involving the union representing many of its workers. The Proposal seeks to substitute the judgment of those managers of ATI who have developed ATI's dispute resolution strategies based on their in-depth analysis of information, some of which is confidential and not available to the Proponent, and their privileged communications with ATI's outside legal counsel, with the less-informed judgment of the Proponent. Decisions regarding ATI's dispute resolution strategy require a detailed knowledge of many complex issues as well as legal and business expertise from many disciplines. Such decisions constitute "ordinary business of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on." Exchange Act Release No. 34-12999 (Nov. 22, 1976). The Proposal intrudes upon ATI's ordinary business operations by attempting to usurp management's decision-making on a topic that lies at the core of the conduct of the everyday business of a company. Therefore, ATI may exclude the proposal under Rule 14a-8(i)(7).

IV. The Proposal May Be Omitted under Rule 14a-8(i)(4) Because It Relates to a Personal Claim or Grievance

Rule 14a-8(i)(4) under the Exchange Act provides that a proposal may be omitted when it relates to the redress of a personal claim or grievance or is designed to further a personal interest of a stockholder which is not shared by the other stockholders at large. Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends" when the issuer's other security holders do not share the proponent's interest or desired benefit. Exchange Act Release No. 34-20091 (August 16, 1983).

With respect to pending litigation, it has long been recognized that Rule 14a-8(i)(4) is not intended to provide an alternate forum in which a litigant involved in pending litigation against a company can advance his personal interests in a lawsuit. See

KeyCorp (February 22, 2001); The Boeing Company (March 6, 2000); Xerox Corp. (March 2, 1990). The Commission has concluded that it is inappropriate for stockholders with interests in litigation adverse to those of a registrant to use Rule 14a-8 to further that litigation because such proposals "constitute an abuse of the shareholder proposal process." See E.I. DuPont de Nemours and Company (January 22, 2002); C.I. Mortgage Group (March 13, 1981).

The Proponent is an employee of ATI's primary melting facility in Brackenridge, Pennsylvania and is a member of the USWA. Thus, any resolution of the profit sharing dispute in a manner that is advantageous to the USWA will have corresponding positive consequences to the Proponent. The Proponent and the USWA view arbitration as the medium of dispute resolution most advantageous to them and their interests in the pending litigation against ATI. Through the Proposal, the Proponent is seeking to influence and further litigation against ATI in a manner that is favorable to the Proponent at the expense of the opposing interests of ATI and its stockholders as a whole in implementing the dispute resolution strategy devised by ATI's management after thorough analysis. The personal character of the Proposal is apparent from the solution that it proposes, which is to resolve the dispute by the very means sought by the party adverse to ATI in the pending litigation. Accordingly, the Proposal should be excluded pursuant to Rule 14a-8(i)(4).

V. The Proposal May Be Omitted under Rule 14a-8(i)(1) Because It Is Not a Proper Subject for Stockholder Action

Under Exchange Act Rule 14a-8(i)(1), a stockholder proposal may be omitted from a company's proxy materials if it is not a proper subject for stockholder action under the laws of the jurisdiction of the company's organization. The Note to Rule 14a-8(i)(1) explains that proposals may not be proper under state law if they would be binding on the company. At the time the corresponding Note was added to the predecessor of Rule 14a-8(i)(1), the Commission noted:

> "... it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the business and affairs of every corporation organized under this law shall be managed by its board of directors, or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by shareholders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute."

Exchange Act Release No. 34-12999 (Nov. 22, 1976).

ATI is incorporated under the laws of the State of Delaware. Section 141(a) of the General Corporation Law of the State of Delaware (the "GCL") provides that "the business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." There is no provision in the GCL or in ATI's Certificate of Incorporation or By-Laws granting stockholders the authority to take actions or measures with respect to ATI's litigation strategy, as would result if the Proposal were adopted. Accordingly, the Proposal constitutes an unlawful intrusion into the authority of the Board of Directors under Delaware law and therefore may be omitted under Rule 14a-8(i)(1). See Alaska Air Group, Inc. (March 26, 2000); Tele-Communication, Inc. (March 9, 1995); Baltimore Gas and Electric (January 31, 1995); Pennzoil Company (February 24, 1993); Eastman Kodak Company (February 4, 1993).

VI. Conclusion

Based on the foregoing, ATI believes that the Proposal may be omitted from its proxy materials for the reasons stated herein. Should the Division disagree with ATI's conclusions regarding the omission of the Proposal from ATI's proxy materials, or should any additional information be desired in support of ATI's position, we would appreciate an opportunity to confer with the Division concerning these matters prior to the issuance of your response.

Should the Division have any questions or comments regarding this filing, please contact the undersigned at (412) 394-2836. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

Thank you for your consideration of these matters.

Very truly yours,

Jon D. Walton

JDW/tlp

Exhibit A

P.O. Box 119
Natrona Hts., PA 15065
November 14, 2002

Jon D. Walton, Corporate Secretary
Allegheny Technologies
1000 Six PPG Place
Pittsburgh, PA 15222-5479

Dear Sir:

I wish to have the following proposal presented at the 2003 Annual Meeting of Stockholders.

"Arbitrate the Profit $haring dispute between ATI and the United Steelworkers of America."

Sincerely,

Anthony Slomkoski, III

Allegheny Technologies
Specialty Materials That Make Our World

1000 Six PPG Place, Pittsburgh, PA 15222-5479
Phone: 412.394.2836 fax: 412.394.2837
E-mail: jwalton@alleghenytechnologies.com

Jon D. Walton
Senior Vice President,
Chief Legal and Administrative Officer

February 20, 2003

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of the Chief Counsel
Division of Corporation Finance

Re: Allegheny Technologies Incorporated
Stockholder Proposal by Anthony Slomkoski, III

Ladies and Gentlemen:

This letter supplements our letter to the Staff dated December 27, 2002, requesting that the Staff concur in our opinion that the stockholder proposal (the "Proposal") of Mr. Anthony Slomkoski, III (the "Proponent") may be properly excluded from the proxy statement and form of proxy for the 2003 Annual Meeting of Stockholders of Allegheny Technologies Incorporated ("ATI").

The Proposal requests that ATI arbitrate a profit-sharing dispute that existed between ATI and the United Steelworkers of America (the "USWA"). On January 13, 2003, ATI and the USWA conclusively settled the profit sharing dispute that was the subject of the Proposal in its entirety, rendering the Proposal moot in all respects. In addition to the grounds set forth in our letter to the Staff, dated December 27, 2002, the conclusive settlement of the profit-sharing dispute between ATI and the USWA in its entirety raises the following additional grounds for exclusion of the Proposal.

Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." Even if the Proposal were approved by ATI's stockholders, the now moot Proposal could not be implemented because it would be impossible for ATI to arbitrate a dispute that no longer exists. Accordingly, even if approved, the Proposal would be impossible to implement, and it therefore is excludable under Rule 14a-8(i)(6).

Rule 14a-8(i)(10) permits a registrant to omit a proposal from its proxy materials if the company already has substantially implemented the proposal. In the case at hand, the Proponent sought through the Proposal to attain a resolution of the profit-sharing dispute by a particular means. A complete resolution of that dispute has occurred by means of the January 13, 2003 settlement between ATI and the USWA. Thus, the subject of the Proposal has been substantially implemented because the entire dispute has been resolved conclusively. Therefore, the Proposal also is excludable under Rule 14a-8(i)(10).

Should the Staff have any questions or comments regarding this supplemental letter or the December 27, 2002 no-action request, please contact the undersigned at (412) 394-2836. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

Thank you for your consideration of these matters.

Very truly yours,

Jon D. Walton

JDW/tlp
Enclosure

RECEIVED
2003 FEB 28 PM 4:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

P.O. Box 119
Natrona Hts, PA 15065

February 21, 2003

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH, D.C. 165

Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Technologies Incorporated
Stockholder Proposal by Anthony Slomkoski, III

Ladies and Gentlemen:

Enclosed is a copy of a letter from Mr. Jon D. Walton, Chief Legal and Administration Officer of Allegheny Technologies Incorporated, requesting me to withdraw my proposal from the proxy materials for its 2003 annual meeting of stockholders. Since the Profit $haring dispute between Allegheny Technologies and the United Steelworkers of America has never been arbitrated, like I requested in my proposal I am denying their request. If this is not a proper subject for a stockholder action please notify me.

Sincerely,

Anthony Slomkoski, III

P.O. Box 119
Natrona Hts., PA 15065
Certified Mail:
7002 2030 000 1455 5444

February 21, 2003

Mr. Jon D. Walton
Senior Vice President, Chief Legal and
Administrative Officer
Allegheny Technologies
1000 Six PPG Place, 10th Floor
Pittsburgh, PA 15222

Dear Mr. Walton:

I am in receipt of your letter dated February 4, 2003 requesting me to withdraw my proposal, "Arbitrate the Profit $haring dispute between ATI and the United Steelworkers of America." Since the arbitration has never taken place, I must deny your request.

Sincerely,

Anthony Slomkoski, III

Allegheny Technologies
Specialty Materials That Make Our World

1000 Six PPG Place, Pittsburgh, PA 15222-5479
Phone: 412.394.2836 fax: 412.394.2837
E-mail: jwalton@alleghenytechnologies.com

Jon D. Walton
Senior Vice President,
Chief Legal and Administrative Officer

February 4, 2003

Mr. Anthony Slomkoski, III
P.O. Box 119
Natrona Heights, PA 15065

Dear Mr. Slomkoski:

As you know, on January 13, 2003, Allegheny Technologies Incorporated and the United Steelworkers of America settled the profit sharing dispute that was the subject of your November 14, 2002 stockholder proposal. The proposal, although now moot, remains outstanding for SEC purposes.

So that we now may deal appropriately with your proposal in the most cost-efficient manner in light of the settlement, we ask that you (i) agree to withdraw the proposal and (ii) acknowledge such agreement by signing below and returning an executed copy to me in the enclosed self-addressed, stamped envelope no later than February 11, 2003.

Upon our receipt from you of an executed copy of the agreement and acknowledgement of withdrawal set forth below, we will submit to the SEC a withdrawal of our no-action request relating to your proposal.

Thank you for your cooperation.

Sincerely,

Jon D. Walton

AGREEMENT AND ACKNOWLEDGEMENT OF WITHDRAWAL

The undersigned hereby acknowledges his agreement to withdraw his stockholder proposal of November 14, 2002 relating to the 2003 Annual Meeting of Stockholders of Allegheny Technologies Incorporated.

____
Anthony Slomkoski, III

Date: ____________________

#35093.1

P.O. Box 119
Natrona Hts., PA 15065
November 14, 2002

Jon D. Walton, Corporate Secretary
Allegheny Technologies
1000 Six PPG Place
Pittsburgh, PA 15222-5479

Dear Sir:

I wish to have the following proposal presented at the 2003 Annual Meeting of Stockholders.

"Arbitrate the Profit $haring dispute between ATI and the United Steelworkers of America."

Sincerely,

Anthony Slomkoski, III

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Technologies Incorporated
Incoming letter dated December 27, 2002

The submission relates to arbitrating a profit sharing dispute.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that ATI may exclude the submission under rule 14a-8(i)(10). We note your representation that ATI conclusively settled the profit sharing dispute that is the subject of the submission. Accordingly, we will not recommend enforcement action to the Commission if ATI omits the submission from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ATI relies.

Sincerely,

Katherine W. Hsu
Attorney-Advisor